Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges and

Combined Fixed Charges and Preferred Share Dividends

The following table sets forth our ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred share dividends for the periods indicated. As of June 30, 2013, we had 23,184 Series A Preferred Shares outstanding. The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred share dividends is computed by dividing earnings by the sum of fixed charges and preferred share dividends. For purposes of computing these ratios, earnings consist of income before income taxes plus interest expense, and fixed charges consist of interest expense and the interest portion of our rental expense. Preferred share dividend requirements represent the amount of pre-tax income required to pay dividends on preferred shares using our effective income tax rate.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings before income taxes	$4,461	$2,828	$7,304	$4,805	$(3,099)	$1,418	$(37,609)
Fixed charges:
Interest expense of deposits	1,459	2,061	3,800	5,091	7,183	10,535	15,376
Interest expense of FHLB advances	690	787	1,530	1,606	2,394	2,848	3,131
Interest expense of subordinated debentures	383	427	833	770	817	1,295	1,748
Interest expense of repurchase agreements	11	10	21	33	70	132	548
Interest expense of notes payable	—	—	—	—	—	108	947
Interest expense of other	—	—	—	—	—	—	30

Total fixed charges	2,543	3,285	6,184	7,500	10,464	14,918	21,780
Preferred dividends	580	580	1,159	1,159	1,159	940	—

Earnings	$7,584	$6,693	$14,647	$13,464	$8,524	$17,276	$(15,829)

Ratio of earnings to fixed charges
Including Interest on Deposits	2.75x	1.86x	2.18x	1.64x	0.70x	1.10x	(0.73)x
Excluding Interest on Deposits	5.12x	3.31x	4.06x	2.99x	0.06x	1.32x	(4.87)x

Ratio of earnings to combined fixed charges and preferred share dividends
Including Interest on Deposits	2.43x	1.73x	1.99x	1.55x	0.73x	1.09x	(0.73)x
Excluding Interest on Deposits	3.68x	2.57x	3.06x	2.35x	0.30x	1.27x	(4.87)x
Pro Forma Including Interest on Deposits (1)	—x	—	—x	—	—	—	—
Pro Forma Excluding Interest on Deposits (1)	—x	—	—x	—	—	—	—

(1)	For the six months ended June 30, 2013 and the year ended December 31, 2012, our pro forma ratio of earnings to fixed charges and preferred share dividends reflect the pro forma effects on earnings and fix charges and preferred share dividends from this offering and the redemption of the Series A Preferred Shares as described herein under “Use of Proceeds.”